Period ended February 28, 2006

John Hancock Tax-Free Bond Fund

              NAV          Dividend Per Share
Class A       $10.27       $0.2268
Class B       $10.27       $0.1887
Class C       $10.27       $0.1887



John Hancock High Yield Municipal Bond Fund

              NAV          Dividend Per Share
Class A       $8.61        $0.2032
Class B       $8.61        $0.1714
Class C       $8.61        $0.1714